NL Industries, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas  75240

July 11, 2008

U.S. Securities and Exchange Commission
1 Station Place, N.E.
Stop 7010
Washington, D.C. 20549

Attention:             Mr. Terence O’Brien
                                Accounting Branch Chief

CC:    Ms. Tracey McKoy
           Division of Corporation Finance

           Ms. Era Anagnosti
           Division of Corporation Finance

RE:           NL Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007, filed on March 12, 2008
Definitive Proxy Statement on Schedule 14A, filed on April 15, 2008
File No. 1-640

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated June 30, 2008, (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Definitive Proxy Statement.  NL Industries, Inc. (“NL”) has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 3 – Legal Proceedings
Lead pigment litigation

1.
We refer you to the Rhode Island case as well as your other pending cases.  You indicate that you cannot reasonably estimate the potential liability.  For each case you have discussed, please tell us supplementally and expand future filings to provide an explanation as to why you cannot reasonably estimate the potential liability.

With respect to all of the lead pigment litigation cases to which NL is a party, we will expand our future filings with the Commission to clarify that liability to NL that may result, if any, cannot be reasonably estimated because (i) NL has never settled any of such litigation, (ii) no final, non-appealable verdicts have ever been entered against NL and (iii) NL has never ultimately been found liable with respect to any such litigation matters.  In addition, we will also expand our future filings with the Commission to further clarify that NL does not believe it is probable that it has incurred any liability with respect to all of the lead pigment litigation cases to which it is a party because of these same reasons.

With respect to the Rhode Island case in particular, please see our response to Comment No.2 below.

2.
With regard to the Rhode Island case, please tell us supplementally and expand future filings to the nature of the State’s plan of abatement submitted in September 2007.  Clarify whether there is any quantification of abatement remedies, etc.

As noted in the Current Report on Form 8-K filed by NL on July 1, 2008, the Rhode Island Supreme Court issued a unanimous opinion on July 1, 2008, reversing the trial court’s judgment of liability of NL and certain other defendants in State of Rhode Island v. Lead Industries Association, et al. (Superior Court of Rhode Island, No. 99-5226) and stating, among other things, that the defendants’ motion to dismiss the State’s public nuisance complaint should have been granted.  Therefore, this case has been resolved in NL’s favor, and the State of Rhode Island’s plan of abatement will not be implemented.

We will also disclose the resolution of the Rhode Island case in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

Other litigation

3.
You state that “We currently believe that the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on our financial position, results of operations or liquidity beyond the accruals already provided.”  Given your other disclosures, we assume this statement only relates to your “other litigation” discussed in the previous paragraph.  We refer you to similar disclosure in Note 19 – Commitments and contingencies.  Please revise your future filings to better clarify.

We confirm that the Staff’s assumption in this regard is correct, and we will revise our future filings with the Commission to better clarify this disclosure.

Management’s Discussion and Analysis
General corporate and other items – Corporate expenses

4.
In future filings quantify the litigation and related expenses as well as environmental remediation expenses incurred in each period presented in order to give readers a better insight as to the impact these items have had on your results of operations.

As part of the corporate expenses section of our Management’s Discussion and Analysis included in our future filings with the Commission, we will quantify for each period presented, to the extent material, the amount of each of (i) NL’s litigation and related expenses and (ii) NL’s environmental remediation expenses.

Note 4 – Marketable securities

5.
We note that in March 2007, Valhi paid a special dividend to its stockholders in the form of shares of TIMET common stock.  We further note that you accounted for the receipt of the 2.2 million TIMET shares by reducing the cost basis of your shares of Valhi common stock by the $11.4 million carryover basis of the TIMET shares.  Finally, we note that in October 2007, you sold 800,000 shares of the TIMET common stock to Valhi for approximately $26.8 million, resulting in a pre-tax securities transaction gain of $22.7 million.  Given that (i) Valhi is your majority owner, (ii) Valhi originally distributed the TIMET stock to you and (iii) Valhi subsequently bought back a portion of the TIMET stock it distributed to you, please address the appropriateness of recognizing a gain as a result of these transactions.  Please tell us why these transactions are not more akin to capital transactions with the resulting cash payment from Valhi reflected as a contribution of cash.

By way of background, in March 2007, Valhi, Inc. (“Valhi”) paid a special dividend to its stockholders, including NL, in the form of shares of Titanium Metals Corporation (“TIMET”) common stock.  As a result of the special dividend, each Valhi stockholder, including NL, received .4776 of a share of TIMET common stock for each share of Valhi common stock held.  NL received approximately 2.2 million shares of TIMET common stock in the special dividend out of a total of approximately 56.8 million TIMET shares distributed by Valhi.  At the time Valhi declared such dividend, it stated that in making its determination to distribute the TIMET shares, the Valhi board of directors determined that Valhi’s ownership interest in TIMET had not been adequately reflected in the market value of Valhi common stock and that the dividend of TIMET common stock was in the best interests of all of Valhi’s stockholders.

During the fourth quarter of 2007, NL determined, as part of its estimated cash flow analysis for 2008, that it would be advisable to raise additional cash to meet its possible cash needs through the end of 2008.  NL explored several options, including obtaining a loan collateralized by NL’s marketable securities or other assets, or selling marketable securities or other assets held by NL.  Ultimately, NL determined that it would be advisable to sell a portion of its TIMET shares.  Valhi (as well as other related persons and entities) had in the past purchased TIMET shares from time to time in the open market, and Valhi was interested in purchasing the TIMET shares NL had decided to sell in the fourth quarter of 2007.  Selling the TIMET shares, which are widely traded on the NYSE, to Valhi instead of the open market was appealing to NL because NL would not have to pay third party transaction fees on the sale.  Valhi was willing to purchase the TIMET shares from NL because, among other reasons, Valhi desired to retain ownership, either indirectly or directly, of the TIMET shares held by NL, and an open market sale of the TIMET shares by NL could be perceived by the market as indicating a lack of confidence in TIMET by a major shareholder (since Valhi and NL are part of a controlled group of companies).

Following approval of the sale by the independent members of NL’s board of directors at a special board meeting held October 11, 2007, NL sold 800,000 shares of its TIMET common stock, representing approximately one third of its holdings of TIMET common stock, to Valhi.  Valhi paid cash for the shares based on the most recent closing quoted market price prior to the sale.  The transaction was valued based on the October 10, 2007 closing market price of $33.50 per share, and the sale closed on October 11, 2007.

The Valhi dividend of TIMET common stock to all of its stockholders and NL’s sale of a portion of its shares of TIMET common stock to Valhi are independent transactions and were not entered into in contemplation of each other.  This is supported by the fact that, among other reasons, (i) Valhi’s March 2007 special dividend was not completed to provide NL with liquidity, (ii) NL had not contemplated a need for additional cash funds at the time of Valhi’s special dividend in March 2007, (iii) more than six months had elapsed between the time of Valhi’s special dividend and the time of NL’s sale of the TIMET shares to Valhi and (iv) NL had various other means by which it could have raised cash or secured financing, as indicated above.

In determining how to account for NL’s sale of the 800,000 shares of TIMET common stock to Valhi, NL considered applicable authoritative guidance for transactions between parent companies and their subsidiaries.  The limited guidance that is available generally focuses on recording transactions from the receiving entity’s perspective, not the transferring entity’s perspective.  For example, paragraph D12 of SFAS No. 141 indicates that in a transfer of assets between entities under common control, the entity receiving the assets shall initially recognize the assets at their carrying amounts in the accounts of the transferring entity.  During discussions of EITF No. 85-21, the SEC Observer stated that the SEC Staff believes that transfers between companies under common control or between a parent and its subsidiary (i.e., majority-owned or otherwise controlled entity) should be accounted for at historical cost in the separate financial statements of each entity that is a party to the transaction; however these views relate primarily to accounting for transfers of a group of net assets (e.g., a business) or long-lived assets and not to recurring transactions for which valuation is not in question (e.g., routine transfers of inventory).

Through discussions with the national Accounting Consulting Services group of PricewaterhouseCoopers LLP, our independent registered public accounting firm, at the time of NL’s sale of the TIMET shares to Valhi we were informed of an SEC Staff informal view regarding financial instruments subject to SFAS No 107 pursuant to which a transfer of such financial instruments between entities under common control may be recognized at fair value or at the lower of cost or market in the separate financial statements of each entity that is party to the transaction.  Shares of TIMET common stock are financial instruments as defined by paragraph 3 of SFAS No. 107.  TIMET common stock is actively traded on the NYSE with volume typically of one million or more shares a day, and therefore has a readily determinable fair value.  The price at which NL sold the 800,000 shares of TIMET to Valhi was determined by the October 10, 2007 closing market price, the most recent closing price prior to the approval of the transaction by NL’s outside directors on October 11, 2007.

Because (i) the Valhi dividend of TIMET common stock to all of its stockholders and NL’s  sale of a portion of its shares of TIMET common stock to Valhi are independent transactions and were not entered into in contemplation of each other and (ii) NL’s sale of TIMET common stock to Valhi involves the transfer of a financial instrument subject to SFAS No. 107 with a readily determinable fair value, NL concluded fair value treatment to account for such sale (i.e. gain recognition through net income) was appropriate under the guidance noted above.  In addition, NL concluded that such accounting is more in alignment with NL’s intent for the transaction (i.e. to raise cash by selling assets) as compared to accounting for the transaction as a capital contribution with the resulting cash payment from Valhi being reflected as a contribution of cash.  NL believes the sale of the 800,000 shares of TIMET common stock to Valhi is not analogous to a capital contribution because capital contributions are unilateral; with NL’s sale transaction, NL surrendered the shares of TIMET common stock in exchange for the sale proceeds.

Definite Proxy Statement on Schedule 14A filed on April 14, 2008

Compensation of Executive Officers and Directors and other Information
Compensation Discussion and Analysis

6.
In future filings please include a description of the named executive officers’ duties for NL Industries and the amount of time that these named officers spend managing the affairs of each company to which they provide services.

In the Executive Officer section of the Definitive Proxy Statement, we disclosed the officer positions that each of our named executive officers holds with NL as well as any officer positions such individuals hold with CompX International Inc. (“CompX”) and Kronos Worldwide, Inc. (“Kronos”), subsidiaries of NL.  As noted in the Compensation Discussion and Analysis section of the Definitive Proxy Statement, we also disclosed that each of our named executive officers is an employee of Contran Corporation (“Contran”) who provides their services to NL pursuant to the terms of an intercorporate services agreement (“ISA”) between Contran and us.   As part of the Compensation Discussion and Analysis section to be included in our future filings with the Commission, we will indicate that the nature of the duties each of our named executive officers perform for NL are consistent with the duties normally associated with the officer titles and positions such individuals hold with NL.  In addition, as part of the Summary Compensation Table to be included in our future filings with the Commission, we will also clarify that the ISA charges disclosed for these individuals are based on the estimated hours such individuals spend fulfilling such duties.

NL acknowledges that:

•	NL is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	NL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

NL Industries, Inc.

By: _/s/ Gregory M. Swalwell
Gregory M. Swalwell,
Vice President, Finance and
            Chief Financial Officer